November 6, 2015

Mr. John Cash

Office of Manufacturing and Construction

Division of Corporation Finance

Mail Stop 4631

Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Cash:

Reference is made to your comment letter to the Company dated October 21, 2015, relating to Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015 (the “Comment Letter”). Set forth below is the comment followed by the Company’s response thereto:

Comment: Please amend your Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015 to disclose whether your disclosure controls and procedures are effective or not effective as required by Item 307 of Regulation S-K. In doing so, please ensure that you also include certifications that are currently dated and refer to the Form 10-Q/A.

Response: We acknowledge the Staff’s comment in our oversight within our disclosure of our material weaknesses in internal control over financial reporting to indicate that our “disclosure controls and procedures were not effective”. We believe that in substance our disclosure was effective and transparent. We respectfully request that we make the required changes, prospectively, in our filings beginning with the Form 10-Q for the quarter ended September 30, 2015.

In our future filings, we will modify the second paragraph under Item 4 (a), Evaluation of Disclosure Control and Procedures to read as follows:

Based on our evaluation, our principal executive officer and principal financial officer concluded that as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls and procedures were not effective as required under Rules 13a-15(e) and 15d-15(e) under the Exchange Act as a result of the material weaknesses in our internal control over financial reporting.

Consistent with prior filings, the subsequent paragraphs will describe the material weaknesses.

AXION International, Inc., 4005 All American Way, Zanesville, Ohio 43701 USA
office 740.452.2500 ● fax 740.452.5488 ● e-mail  info@axih.com

www.AXIH.com

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Donald Fallon
Name: Title	Chief Financial Officer Donald Fallon